FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
For the Month of July 2002

Pursuant to Rule 13a-16 or 15d-16 of
of Securities Exchange Act of 1934

MAGYAR TÁVKÖZLÉSI RT.

Krisztina Krt. 55, 1013 Budapest, Hungary
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . . X . . . .

matáv

Contact: Tamás Dancsecs, Matáv IR
tel: 36-1-457-6084
Zsolt Kerti, Matáv IR
tel: 36-1-458-0403
Email: investor.relations@ln.matav.hu

REGULATOR ACCEPTED MATÁV'S REFERENCE INTERCONNECTION OFFER

BUDAPEST – July 18, 2002 – Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunications service provider announces that the Communication Authority has accepted the reference interconnection offer of Matáv (MARIO).

Commenting on the new interconnection regime, Matáv's Chairman and CEO Elek Straub said: *"The long awaited step enables market participants including Matáv to build their longer term strategy enhancing the current infrastructure based competition in the long distance telephone market."*

RIO based fees are applied retrospectively to the settlement between Matáv and other operators, with which Matáv signed an interconnection agreement since December 23, 2001. Other operators pay RIO based interconnection fees from the date of the signature of the interconnection agreement with Matáv.

1. The framework:

- A model has been established, which consists of three tiers: local, regional and national. Interconnection rates are structured accordingly to differentiate between local, single- and double transit origination and termination fees.
- In order to qualify as a national network operator (NNO), an Operator must have at least three points of interconnection in 3 out of the 10 secondary switches placed in the regional hubs, which means that infrastructure based competition is supported. In the case of non-NNO competitors, Matáv can request the Arbitration Committee to allow a maximum of 20% upper divergence from RIO based IC fees.
- If a service provider has a direct access to one primary area within a region it may interconnect there at local transit fee. However areas within the scope of the region without a direct access will be accessible at single or double transit fee.
- Some access services such as blue- and green numbers services do not fall within the scope of RIO.

2. Pricing of traffic

The table below sets out the per minute interconnection rates:

IC traffic services	HUF/min Peak	HUF/min Off peak
Local origination fee	5.44	2.03
Regional origination fee	6.46	2.41
National origination fee	8.32	3.11
Local termination fee	5.07	1.90
Regional termination fee	6.09	2.27
National termination fee	7.95	2.97

- HUF 2/min is additionally chargeable to the origination and termination interconnection fees as set out in the above schedule helping eliminate the access deficit.
- According to the resolution of the Arbitration Committee regional and national transit services are also regulated. The cost based fees are HUF/min 1.21 and HUF/min 2.41 respectively for both peak and off peak.
- In 2002 approved MARIO interconnection tariffs are based on fully allocated costs. From 2003 onwards long run incremental cost methodology will be introduced.

3. Pricing of related services

- An LTO's network is connected to Matáv's network via an indoor and an outdoor IC link. The monthly fee of the indoor IC link is HUF 42,500. The outdoor IC link costs between HUF 128,200 and 166,900 per month, depending on length of the fiber.
- According to the resolution of the Arbitration Committee other non-LTO operators' network is connected to Matáv's network via an IC link, which costs HUF 173,800 per month.
- RIO also regulates the prices relating to preselection/call by call service. The once-off installation fee is HUF 8.2 million per Operator plus HUF 4,700 per subscriber. In addition a monthly fee of HUF 260,000 per Operator is chargeable.

4. Co-location

The Operator may install its infrastructure at the building housing the switch. The co-location fee will be in the range HUF 45,300 – 394,200 per month depending on the number of co-location partners and degree of reconstruction of the co-location room. The placing of the cabinet for the Operator in the exchange will be subject to a once-off fee of HUF 594,300. In addition the Operator is subject to rent and certain overhead charges.

Matáv's RIO can be found on the web page of HIF at www.hif.hu.

Matáv is the principal provider of telecom services in Hungary. Matáv provides a broad range of services including telephony, data transmission, value-added services, and through its subsidiaries is Hungary's largest mobile telecom provider. Matáv also holds a majority stake in Stonebridge Communications AD controlling MakTel, the sole fixed line and the leading mobile operator in Macedonia. Key shareholders of Matáv as of December 31, 2001 include MagyarCom, owned by Deutsche Telekom AG (59.49%), while 40.51% is publicly traded.

Form 6-K
Extraordinary announcement
Subject: REGULATOR ACCEPTED MATAV'S REFERENCE INTERCONNECTION OFFER

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGYAR TÁVKÖZLÉSI RT.
(Registrant)

Date: July 18, 2002

Tamas Dancsecs
Investor Relations Department

matáv Investor Relations Department